UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

SCHEDULE 13G
(Rule 13d-102)
(Amendment No. 1)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FirstEnergy Corp.
(Name of Issuer)

Common Stock, par value $0.10 per share
(Title of Class of Securities)

337932107
(CUSIP Number)

December 31, 2019
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]  Rule 13d-1(b)
 [  ]   Rule 13d-1(c)
[  ]   Rule 13d-1(d)

CUSIP No. 337932107

1		NAME OF REPORTING PERSONS Zimmer Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [ ] (b) [ ]
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,425,162 **
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,425,162 **
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,425,162 **
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	[ ]
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.4%**
12		TYPE OF REPORTING PERSON* IA, PN

*SEE INSTRUCTIONS BEFORE FILLING OUT
**SEE ITEM 4.

CUSIP No. 337932107

1		NAME OF REPORTING PERSONS Sequentis Financial LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [ ] (b) [ ]
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,425,162 **
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,425,162 **
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,425,162 **
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	[ ]
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.4%**
12		TYPE OF REPORTING PERSON* HC, OO

CUSIP No. 337932107

1		NAME OF REPORTING PERSONS Zimmer Partners GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [ ] (b) [ ]
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,425,162 **
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,425,162 **
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,425,162 **
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	[ ]
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.4%**
12		TYPE OF REPORTING PERSON* HC, OO

*SEE INSTRUCTIONS BEFORE FILLING OUT
**SEE ITEM 4.

CUSIP No. 337932107

1		NAME OF REPORTING PERSONS Stuart J. Zimmer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [ ] (b) [ ]
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,425,162 **
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,425,162 **
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,425,162 **
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	[ ]
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.4%****
12		TYPE OF REPORTING PERSON* HC, IN

*SEE INSTRUCTIONS BEFORE FILLING OUT
**SEE ITEM 4.

AMENDMENT NO. 1 TO SCHEDULE 13G

This Amendment No. 1 to Schedule 13G (this “Amendment”) is being filed on behalf of Zimmer Partners, LP, a Delaware limited partnership (the “Investment Manager”), Sequentis Financial LLC, a Delaware limited liability company (“Sequentis”), Zimmer Partners GP, LLC, a Delaware limited liability company (the “GP”), and Stuart J. Zimmer (collectively, the “Reporting Persons”).  Sequentis is the sole member of the GP. Stuart J. Zimmer, and a trust for his benefit are the sole members of Sequentis.  The GP is the general partner of the Investment Manager.  The Investment Manager is the investment manager of ZP Master Utility Fund, Ltd. (the “Master Fund”), ZP Master Energy Fund, L.P., and ZP Energy Fund L.P. (the “Energy Funds”) and managed accounts (collectively with the Master Fund and the Energy Funds, the “Zimmer Accounts”).  This Amendment relates to Common Stock of FirstEnergy Corp., an Ohio Corporation, held by the Zimmer Accounts.
Item 1(a)           Name of Issuer.
FirstEnergy Corp. (the “Issuer”)
Item 1(b)        Address of Issuer's Principal Executive Offices.
76 South Main Street
Akron, OH 44308

Item 2(a)           Name of Person Filing.

(1) Zimmer Partners, LP
(2) Sequentis Financial LLC
(3) Zimmer Partners GP, LLC
(4) Stuart J. Zimmer

Item 2(b)           Address of Principal Business Office, or, if none, Residence.

For all Filers:
9 West 57th Street, 33rd Floor
New York, NY 10019

Item 2(c)           Citizenship or Place of Organization.

(1) Zimmer Partners, LP is a Delaware limited partnership.
(2) Sequentis Financial LLC is a Delaware limited liability company
(3) Zimmer Partners GP, LLC is a Delaware limited liability company.
(4) Stuart J. Zimmer is a U.S. citizen.

Item 2(d)           Title of Class of Securities.

Common Stock, par value $0.10 per share (“Common Stock”)

Item 2(e)           CUSIP Number.

337932107

Item 3                 Reporting Person.

If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a)	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b) [ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c) [ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d) [ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e) [X]	An investment advisor in accordance with §240.13d-1(b)(1)(ii)(E).
(f) [ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).
(g) [X]	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).
(h) [ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i) [ ]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j) [ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Item 4                 Ownership.

(a)	The Reporting Persons may be deemed the beneficial owners of 2,425,162 shares of Common Stock.
(b)
The Reporting Persons may be deemed the beneficial owners of approximately 0.4% of the outstanding shares of Common Stock.  This percentage was determined by dividing 2,425,162 by 540,311,707, which is the number of shares of Common Stock outstanding as of September 30, 2019, as reported in the Issuer’s Form 10-Q filed on November 4, 2019, with the Securities and Exchange Commission.

(c)	The Reporting Persons have the shared power to vote and dispose of the 2,425,162 shares of Common Stock beneficially owned.

Item 5	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

The Zimmer Accounts have an indirect interest in dividends and/or sale proceeds of the shares of Common Stock held by the Zimmer Accounts.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Report on by the Parent Holding Company or Control Person

Not applicable.

Item 8	Identification and Classification of Members of the Group

Not applicable.

Item 9	Notice of Dissolution of Group

Not applicable

Item 10	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  January 30, 2020

Zimmer Partners, LP
By: Zimmer Partners GP, LLC, its general partner
By: /s/ Barbara Burger BARBARA BURGER, Authorized Signatory
Sequentis Financial LLC
By: /s/ Stuart J. Zimmer STUART J. ZIMMER, Director
Zimmer Partners GP, LLC
By: Sequentis Financial LLC, Sole Member
By: /s/ Stuart J. Zimmer STUART J. ZIMMER, Director

/s/ Stuart J. Zimmer
Stuart J. Zimmer